EXHIBIT 99.1

Form 51-102F4
BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Nevoro Inc. (“Nevoro”)
141 Adelaide Street West
Suite 420
Toronto, Ontario M5H 3L5

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

William Schara
President and Chief Executive Officer
Telephone: (416) 363-8238

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On July 29, 2008, Nevoro and Sheffield Resources Ltd. (“Sheffield”) completed a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) whereby Nevoro purchased all of the outstanding common shares of Sheffield (the “Acquisition”).

Sheffield is an exploration and development company focused on the acquisition and development of copper and nickel/cobalt deposits that are located close to infrastructure in politically stable areas.

2.2	Date of Acquisition

July 29, 2008

2.3	Consideration

Each Sheffield common share (a “Sheffield Share”) was acquired by Nevoro and the holders thereof became entitled to receive, for each such Sheffield Share, 0.80 of one Nevoro common share. 29,937,997 Nevoro common shares were issued to former holders of Sheffield Shares pursuant to the Acquisition. 12,612,701 Nevoro common shares were reserved for issuance to holders of Sheffield Warrants and Sheffield Options pursuant to the Acquisition.

Each holder of a Sheffield common share purchase warrant (a “Warrant”) shall receive in lieu of each Sheffield Share to which such holder was entitled upon exercise of the Warrant, but for the same aggregate consideration payable therefore, 0.80 of a Nevoro common share.

Each holder of an outstanding Sheffield stock option (each a “Sheffield Option”) shall receive that number of options to acquire one Nevoro common share equal to the product of: (i) the number of Sheffield Shares subject to the Sheffield Options immediately before closing of the Acquisition, and (ii) 0.80.

2.4	Effect on Financial Position

As a result of the acquisition, Sheffield became a wholly owned subsidiary of Nevoro. There are currently no plans or proposals for material changes in the business affairs of Nevoro or affairs of Sheffield which may have a significant effect on the results of operations and financial position of Nevoro.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Acquisition was not with an informed person, associate or affiliate of Nevoro.

2.7	Date of Report

As of October 10, 2008

Item 3 Financial Statements

The following financial statements are contained in Schedule A and B annexed hereto, which forms part of this report:

(i)
Unaudited pro-forma consolidated financial statements of the Company consisting of an unaudited pro-forma consolidated balance sheet as at June 30, 2008, unaudited pro-forma consolidated statement of operations for the period ended June 30, 2008, unaudited pro-forma consolidated statement of operations for the year ended December 31, 2007, together with the notes thereon (see Schedule A)

(ii)
Unaudited interim consolidated financial statements of Sheffield Resources Ltd. as at and for the period ended June 30, 2008, together with the notes thereon, presented in Canadian dollars. (see Schedule B)

The following financial statements are incorporated by reference in this report as they are identical to those filed on SEDAR at www.sedar.com under the Nevoro and Sheffield profiles.

(i)	Audited consolidated financial statements of the Company as at and for the year ended December 31, 2007, together with the notes thereon.
(ii)	Audited consolidated financial statements of Sheffield Resources Ltd as at and for the year ended December 31, 2007, together with the notes thereon. (presented in Canadian dollars).
(iii)	Unaudited interim consolidated financial statement of the Company as at and for the period ended June 30, 2008, together with the notes thereon.

Cautionary Note Regarding Forward-Looking Statements

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This Business Acquisition Report includes certain “forward-looking statements”. All statements other than statements of historical fact included in this Business Acquisition Report, included without limitation, statements regarding potential mineralization and reserves, exploration results, future plans and objectives of Nevoro Inc., are forward-looking or pro-forma statements that involve various risks and uncertainties. These can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Nevoro’s expectations are the risks detailed herein and from time to time in the filings made by securities regulators.

NEVORO INC.
BUSINESS ACQUISITION REPORT

SCHEDULE “A”

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(EXPRESSED IN U.S. DOLLARS)

UNAUDITED

COMPILATION REPORT ON THE UNAUDITED
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Nevoro Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Nevoro Inc. as at June 30, 2008 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2008 and the year ended December 31, 2007, and have performed the following procedures:

1.
Compared the figures in the column captioned “Nevoro Inc.” (“Nevoro”) to the unaudited consolidated financial statements of Nevoro as at and for the six months ended June 30, 2008 and the audited consolidated statement of operations of Nevoro for the year ended December 31, 2007, respectively, and found them to be in agreement.

2.
Compared the figures in the column captioned “Sheffield Resources Ltd.” (“Sheffield”) to the unaudited consolidated financial statements of Sheffield as at and for the six months ended June 30, 2008 and the audited consolidated statement of operations of Sheffield for the year ended December 31, 2007, respectively, and found them to be in agreement after translating the Sheffield amounts into U.S. dollars.

3.	Made enquiries of certain officials of Nevoro who have responsibility for financial and accounting matters about:
a)	the basis for determination of the pro forma adjustments; and
b)	whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

The officials:
a)	described to us the basis for determination of the pro forma adjustments; and
b)	stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable regulatory requirements.

4.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Nevoro Inc.” and “Sheffield Resources Ltd.” as at and for the period ended June 30, 2008 and for the year ended December 31, 2007 and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

McGOVERN, HURLEY, CUNNINGHAM, LLP

Chartered Accountants
Licensed Public Accountants
TORONTO, Ontario
October 6, 2008

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
PRO-FORMA CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2008
(EXPRESSED IN U.S. DOLLARS)

		Sheffield
	Nevoro	Resources			Pro Forma
	Inc.	Ltd.	Adjustments		Consolidated
	(Unaudited)	(Unaudited)	Note 3		(Unaudited)

ASSETS
CURRENT
Cash and cash equivalents	$9,490,872	$148,764	$(166,500	)(b)	$9,473,136
Amounts receivable, prepaids and other	207,371	61,221	-		268,592

	9,698,243	209,985	(166,500)		9,741,728
MINERAL INTERESTS	24,782,831	3,242,146	13,331,861	(b)	45,928,838
			4,572,000	(c)
EQUIPMENT	77,055	11,622	-		88,677

	$34,558,129	$3,463,753	$17,737,361		$55,759,243

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,261,931	$165,496	$-		$1,427,427
FUTURE INCOME TAX LIABILITY	2,825,400	-	4,572,000	(c)	7,397,400

	4,087,331	165,496	4,572,000		8,824,827

SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 4)	31,553,499	5,353,821	13,885,618	(b)	46,223,117
			784,000	(b)
			(5,353,821	)(b)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	18,985	55,024	(55,024	)(b)	18,985
WARRANTS	1,891,337	-	1,056,000	(b)	2,947,337
STOCK OPTIONS	3,620,971	-	688,000	(b)	4,358,971
			50,000	(b)
UNITS TO BE ISSUED	129,094	-	-		129,094
CONTRIBUTED SURPLUS	-	1,348,375	(1,348,375	)(b)	-
DEFICIT	(6,743,088)	(3,458,963)	3,458,963	(b)	(6,743,088)

	30,470,798	3,298,257	13,165,361		46,934,416

	$34,558,129	$3,463,753	$17,737,361		$55,759,243

Signed: __"William Schara"_, Director

Signed: ___"Philip Martin"__ , Director

Unaudited; refer to compilation report

1

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2008
(EXPRESSED IN U.S. DOLLARS)

		Sheffield
	Nevoro	Resources		Pro Forma
	Inc.	Ltd.	Adjustments	Consolidated
	(Unaudited)	(Unaudited)	Note 3	(Unaudited)

EXPENSES
Stock-based compensation	$182,325	$74,986	$-	$257,311
Travel	258,605	78,721	-	337,326
Management, consulting and directors' fees	97,732	72,493	-	170,225
Investor relations	117,258	60,134	-	177,392
Office and general	119,498	88,931	-	208,429
Professional fees	39,571	108,292	-	147,863
Salaries and benefits	421,123	-	-	421,123
Occupancy costs	64,020	-	-	64,020
Filing, listing and transfer agent fees	93,389	12,787	-	106,176
Foreign exchange loss	10,418	-	-	10,418
Amortization	11,821	2,731	-	14,552
Insurance	20,155	-	-	20,155

Loss before the undernoted	1,435,915	499,075	-	1,934,990
Interest income	(45,354)	(976)	-	(46,330)
General exploration and write-down of mineral interests	1,401,878	-	-	1,401,878

Loss before income taxes	2,792,439	498,099	-	3,290,538
Future income tax (recovery)	(496,400)	(137,543)	-	(633,943)

NET LOSS FOR THE PERIOD	$2,296,039	$360,556	$-	$2,656,595

Unaudited; refer to compilation report

2

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007
(EXPRESSED IN U.S. DOLLARS)

		Sheffield
	Nevoro	Resources		Pro Forma
	Inc.	Ltd.	Adjustments	Consolidated
	(Audited)	(Unaudited*)	Note 3	(Unaudited)

EXPENSES
Stock-based compensation	$2,353,406	$184,111	$-	$2,537,517
Travel	171,957	52,601	-	224,558
Management, consulting and directors' fees	250,401	99,560	-	349,961
Investor relations	84,705	124,964	-	209,669
Office and general	105,156	130,573	-	235,729
Professional fees	102,065	39,934	-	141,999
Salaries and benefits	236,649	-	-	236,649
Occupancy costs	53,996	-	-	53,996
Filing, listing and transfer agent fees	85,006	26,748	-	111,754
Foreign exchange (gain)	(10,422)	-	-	(10,422)
Amortization	13,780	4,062	-	17,842
Insurance	29,297	-	-	29,297

Loss before the undernoted	3,475,996	662,553	-	4,138,549
Interest income	(155,136)	(4,228)	-	(159,364)
General exploration and write-down of mineral interests	589,131	-	-	589,131

Loss before income taxes	3,909,991	658,325	-	4,568,316
Future income tax (recovery)	(55,803)	-	-	(55,803)

NET LOSS FOR THE YEAR	$3,854,188	$658,325	$-	$4,512,513

* Equivalent audited figures were stated in Canadian dollars.

Unaudited; refer to compilation report

3

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN U.S. DOLLARS)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet of Nevoro Inc. (“Nevoro” or the "Company") as at June 30, 2008 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2008 and for the year ended December 31, 2007, have been prepared for inclusion in the Business Acquisition Report ("BAR") of the Company relating to the acquisition by Nevoro of 100% of the issued and outstanding common shares of Sheffield Resources Ltd. ("Sheffield").

The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations have been prepared by management in accordance with the accounting policies as disclosed in the audited consolidated financial statements as at and for the year ended December 31, 2007 and the unaudited interim consolidated financial statements as at and for the period ended June 30, 2008 of Nevoro. The significant accounting policies of Sheffield conform in all material respects to those of Nevoro. The pro forma adjustments as described in Note 3 are based on available information and certain estimates and assumptions.

The unaudited pro forma consolidated financial statement information is not intended to be indicative of the financial position or the results that actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction will differ from those recorded in the unaudited pro forma consolidated financial statements.

Management of Nevoro believes that the assumptions used provide a reasonable basis for presenting all of the significant effects of the transaction and that the pro forma adjustments give appropriate effect to those assumptions and are appropriately applied in the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations.

The unaudited pro forma consolidated balance sheet as at June 30, 2008 has been prepared from the unaudited interim consolidated balance sheet of Nevoro as at June 30, 2008, and the unaudited interim consolidated balance sheet of Sheffield as at June 30, 2008 after giving pro forma effect to the acquisition of Sheffield by Nevoro as though it had occurred on June 30, 2008 based on the assumptions disclosed in Note 3.

The unaudited pro forma consolidated statement of operations for the period ended June 30, 2008, has been prepared from the unaudited interim consolidated statement of operations of Nevoro for the six month period ended June 30, 2008, and the unaudited interim consolidated statement of operations of Sheffield for the six month period ended June 30, 2008, after giving pro forma effect to the acquisition of Sheffield by Nevoro as if it had occurred on January 1, 2008 based on the assumptions in Note 3.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 has been prepared from the audited consolidated statement of operations of Nevoro for the year ended December 31, 2007 and is based on the audited consolidated statement of operations of Sheffield for the year ended December 31, 2007, after giving pro forma effect to the acquisition of Sheffield by Nevoro as if it had occurred on January 1, 2007 based on the assumptions in Note 3. Sheffield's annual audited financial statements were prepared in Canadian dollars and its 2007 operations statemement has been translated into US dollars by management for purposes of presentation.

These unaudited pro forma consolidated financial statements should be read in conjunction with the unaudited interim consolidated financial statements of Nevoro and Sheffield as at and for the six month period ended June 30, 2008 and the audited consolidated financial statements of Nevoro and Sheffield as at and for the year ended December 31, 2007.

Unaudited; refer to compilation report

4

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN U.S. DOLLARS)

2.	ACQUISITION OF SHEFFIELD

On June 9, 2008, Nevoro entered into a definitive Arrangement Agreement (the “Agreement”) to acquire all of the issued and outstanding securities of Sheffield, pursuant to a pre-merger agreement previously announced in Nevoro’s press release dated April 24, 2008. The Arrangement closed on July 29, 2008.

Nevoro and Sheffield completed the Arrangement by way of a court approved plan of arrangement pursuant to S.288 of the Business Corporations Act (British Columbia) whereby each issued and outstanding Sheffield common share was cancelled and the holder thereof received 0.80 of one Nevoro common share. Sheffield had 35,422,497 common shares issued and outstanding. Holders of Sheffield’s common share purchase warrants (“Sheffield Warrants”), shall receive upon the subsequent exercise of each Sheffield Warrant, 0.80 of one Nevoro common share. Holders of outstanding Sheffield stock options ("Sheffield Options"), shall receive such number of Nevoro options to acquire one Nevoro common share, equal to the product of: (i) the number of Sheffield Options held immediately before the closing of the Arrangement, and (ii) 0.80. The exercise price of the resulting Nevoro option shall be an amount equal to the quotient of (A) the exercise price of the Sheffield Options immediately before closing, divided by (B) 0.80. Any fractional Nevoro common share or replacement option issuable to any Sheffield security holder upon or as a result of the Arrangement shall be rounded down to the nearest whole number, and no cash or other payment in lieu of such fractional shares or options shall be paid or payable to any person pursuant to the Arrangement.

Pursuant to an agreement entered into earlier by Sheffield, upon a change of control, Sheffield was required to issue 2,000,000 Sheffield shares to Variety Investments Ltd. ("Variety"). In light of the acquisition of Sheffield by Nevoro, Nevoro issued 1,600,000 Nevoro common shares to Variety to satisfy Sheffield's obligation under the agreement.

The acquisition is accounted for using the purchase method of accounting, with Nevoro being identified as the acquirer and Sheffield as the acquiree. In accordance with the purchase method of accounting, the purchase consideration comprised of 28,337,997 common shares valued at $13,885,618, estimated cash transaction costs of $450,000 and 300,000 stock options granted as a finder's fee valued at $50,000 for total transaction costs of $500,000, 1,600,000 common shares valued at $784,000 and the Black-Scholes values of the warrants and vested stock options of $1,744,000 are allocated to the underlying assets acquired and liabilities assumed, based on their fair values at the date of acquisition. Total consideration of $16,913,618 exceeded the carrying value of the net assets acquired by $13,615,361 which was applied to increase the carrying value of the mineral properties.

The excess amount will not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with the temporary difference of $13,615,361 was applied to increase the carrying value of the mineral properties by $4,572,000, using the combined Canadian federal and provincial income tax rate of approximately 27%.

The allocation of the purchase cost to assets and liabilities acquired is as follows:

Purchase Price Allocation
Cash	$148,764
Amounts receivable and prepaid expenses	61,221
Equipment	11,622
Mineral properties	21,429,507
Accounts payable and accrued liabilities	(165,496)
Future income tax liability	(4,572,000)
$16,913,618
Consideration
28,337,997 Nevoro common shares	$13,885,618
1,600,000 Nevoro common shares issued to Variety	784,000
9,778,902 Nevoro warrants (12,223,628 Sheffield warrants)	1,056,000
2,833,799 Nevoro stock options	688,000
Cash and stock option transaction costs	500,000
$16,913,618

Unaudited; refer to compilation report

5

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN U.S. DOLLARS)

2.	ACQUISITION OF SHEFFIELD (Continued)

The unaudited pro forma consolidated financial statements assume the value of the shares issued to effect the combination is based on their market price over a reasonable period before and after the date the terms of the business combination were agreed to and announced. The 29,937,997 Nevoro common shares issued were valued at $0.49 (CDN$0.50) for a total value of $14,669,618.

The fair value of the warrants and options that are issued as consideration for the transaction is determined using the Black-Scholes option pricing model with assumption as follows:

Risk free interest rate	2.90% - 3.07%
Weighted average expected life of warrants and options in years	0.73 - 2.96 years
Expected volatility	65%
Expected dividends per share	$0.00

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated balance sheet as at June 30, 2008 gives effect to the following adjustments and assumptions as if they had occurred on June 30, 2008. The unaudited pro-forma consolidated statement of operations for the periods ended June 30, 2008 and December 31, 2007 reflect the following adjustments and assumptions as if they had occurred on January 1, 2008 and January 1, 2007 respectively.

(a)	The acquisition described in Note 2 receives all required shareholder and regulatory approvals.
(b)
The issuance of 28,337,997 Nevoro common shares valued at $13,885,618 for the acquisition of Sheffield, the related estimated cash and stock option transaction costs of $500,000, of which cash transaction costs of $283,500 were incurred as at June 30, 2008 and recorded within Nevoro's mineral property assets at that date, the issuance of 1,600,000 Nevoro common shares valued at $784,000, the Black-Scholes estimated value of the Sheffield warrants to acquire 9,778,902 Nevoro common shares issued of $1,056,000 and the Black-Scholes estimated value of the 2,833,799 vested Nevoro stock options granted of $688,000 for total consideration of $16,913,618. (Note 2)

(c)
To reflect recognition of a future tax liability of $4,572,000, based on the difference between the fair value of consideration given up and the tax values of the net assets received including the future tax assets of $755,000 acquired from Sheffield. (Note 2)

(d)	Sheffield financial statement balances were converted from Canadian dollars to US dollars using the following rates.
-	Cash and cash equivalents, amounts receivable, prepaids and other, and accounts payable and accrued liabilities were translated at the exchange rate at the balance sheet date, being 0.9817.
-	Mineral interests, equipment, capital stock, contributed surplus, deficit, revenues and expenses were translated at the historical average exchange rate for the period incurred.

The following average rates were used:

Period	Exchange Rate
1998	0.6741
1999	0.6732
2000	0.6733
2001	0.6456
2002	0.6369
2003	0.7141
2004	0.7686
2005	0.8255
2006	0.8816
2007	0.9309
2008	0.9930

Unaudited; refer to compilation report

6

NEVORO INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2008
(EXPRESSED IN U.S. DOLLARS)

4.	PRO FORMA LOSS PER SHARE AND SHARE CAPITAL CONTINUITY

The pro forma loss per share, based on the weighted average number of common shares outstanding at June 30, 2008, is as follows:

Basic Loss Per Share

Weighted average number of Nevoro common shares outstanding	79,333,549
Issuance of shares for Sheffield acquisition (1)	29,937,997
Weighted average number of shares outstanding	109,271,546

Pro forma adjusted net loss for the period ended June 30, 2008	$(2,656,595)
Pro forma adjusted basic loss per share	$(0.02)

Diluted Loss Per Share

The diluted loss per share for the period ended June 30, 2008, is the same as basic loss per share.

Share Capital Continuity

	Number of
	Shares	Value

Nevoro common shares issued and outstanding, June 30, 2008	115,160,561	$31,553,499
Issuance of shares to acquire 100% of the issued and outstanding share capital of Sheffield	29,937,997	14,669,618
Total pro forma common shares outstanding, June 30, 2008	145,098,558	$46,223,117

The pro forma loss per share is based on the weighted average number of common shares outstanding at December 31, 2007 as follows:

Basic Loss Per Share

Weighted average number of Nevoro common shares outstanding	62,069,012
Issuance of shares for Sheffield acquisition (1)	29,937,997
Weighted average number of shares outstanding	92,007,009
Pro forma adjusted net loss for the year ended December 31, 2007	$(4,512,513)
Pro forma adjusted basic loss per share	$(0.05)

Diluted Loss Per Share

The diluted loss per share for the year ended December 31, 2007 is the same as basic loss per share.

(1)
The pro-forma weighted average number of shares outstanding for the periods ended June 30, 2008 and December 31, 2007 reflect the issuance of shares for the Sheffield acquisition as if they had occurred on January 1, 2008 and January 1, 2007 respectively.

Unaudited; refer to compilation report

7

NEVORO INC.

BUSINESS ACQUISITION REPORT

SCHEDULE “B”

SHEFFIELD RESOURCES LTD.

Unaudited Interim Consolidated Financial Statements
(Stated in Canadian Dollars)

For the three and six months ended June 30, 2008

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim consolidated financial statements of Sheffield Resources Ltd. were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2007 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

SHEFFIELD RESOURCES LTD.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2008 and December 31, 2007

Stated in Canadian dollars	2008	2007
	(Unaudited)
ASSETS
Current Assets
Cash	$151,537	$1,048,930
Amounts receivable	10,361	31,325
Prepaid expenses and deposits	52,002	70,797
Due from related parties (Note 8)	-	851
Total Current Assets	213,900	1,151,903

Equipment (Note 5)	13,342	16,092

Mineral properties (Note 6)	3,548,620	2,934,324

Total Assets	$3,775,862	$4,102,319

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities

Accounts payable and other accrued liabilities	$168,346	$131,463
Due to related parties (Note 8)	234	-
Total Current Liabilities	168,580	131,463

Stockholders' Equity
Share capital	6,423,976	6,499,982
Contributed surplus	1,489,873	1,414,362
Deficit	(4,306,567)	(3,943,488)
Total Stockholders' Equity	3,607,282	3,970,856

Total Liabilities and Stockholders' Equity	$3,775,862	$4,102,319

APPROVED BY THE DIRECTORS

"David Jenkins"	"James Norris"
Director	Director

See notes to the unaudited interim consolidated financial statements

SHEFFIELD RESOURCES LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30, 2008 and 2007

	Three months ended June 30,		Six months ended June 30,
Stated in Canadian dollars	2008	2007	2008	2007

Expenses
Accounting and legal fees	$90,856	$9,598	$109,050	$19,721
Amortization	1,375	1,026	2,750	1,857
Consulting fees	39,000	20,000	73,000	37,000
General and administrative expenses	53,707	31,518	89,553	59,983
Investor relations	17,049	18,500	60,555	44,691
Stock-based compensation expense (Note 7 (b))	23,965	35,713	75,511	78,478
Transfer agent and filing fees	9,270	6,818	12,877	12,539
Travel and business promotion	9,956	7,744	79,272	14,416

Loss before other item	(245,178)	(130,917)	(502,568)	(268,685)
Interest income	238	1,276	983	1,276

Loss before tax	(244,940)	(129,641)	(501,585)	(267,409)
Future income tax recovery	138,506	-	138,506	-
Net loss for the period	$(106,434)	$(129,641)	$(363,079)	$(267,409)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average shares outstanding – basic and diluted	35,422,497	26,429,213	35,331,838	25,353,077)

See notes to the unaudited interim consolidated financial statements

SHEFFIELD RESOURCES LTD.
UNAUDITED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY
for the six months ended June 30, 2008 and year ended December 31, 2007

	Number of		Contributed
Stated in Canadian dollars	Issued Shares	Amount	Surplus	Deficit	Total

Balance, December 31, 2006	23,861,783	$4,322,568	$477,334	$(3,236,297)	$1,563,605

Issued for cash under private
placement in February 2007	1,134,000	194,697	74,605	-	269,302

Issued for cash under private
placement in May 2007	825,714	160,493	58,552	-	219,045

Issued for cash under private
placement in June 2007	3,895,000	713,372	230,581	-	943,953

Issued for cash under private
placement in July 2007	1,020,000	203,870	49,355	-	253,225

Issued for cash under private
placement in October 2007	4,171,000	837,737	322,903	-	1,160,640

Shares issued for acquisition of
mineral property in April 2007	150,000	37,500	-	-	37,500

Shares issued for acquisition of
mineral property in August 2007	100,000	33,000	-	-	33,000

Shares issued as finder's fees	15,000	(3,255)	3,255	-	-

Stock-based compensation	-	-	197,777	-	197,777

Net loss for the year ended
December 31, 2007	-	-	-	(707,191)	(707,191)

Balance, December 31, 2007	35,172,497	6,499,982	1,414,362	(3,943,488)	3,970,856

Shares issued for acquisition of
mineral property in March 2008	250,000	62,500	-	-	62,500

Future income tax costs	-	(138,506)	-	-	(138,506)

Stock-based compensation	-	-	75,511	-	75,511

Net loss for six months ended
June 30, 2008	-	-	-	(363,079)	(363,079)

Balance, June 30, 2008	35,422,497	$6,423,976	$1,489,873	$(4,306,567)	$3,607,282

* authorized share capital consists of an unlimited number of common shares without par value

See notes to the unaudited interim consolidated financial statements

SHEFFIELD RESOURCES LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months and six months ended June 30, 2008 and 2007

	Three months ended June 30,		Six months ended June 30,
Stated in Canadian dollars	2008	2007	2008	2007

Cash flows from operating activities
Net loss for the period	$(106,434)	$(129,641)	$(363,079)	$(267,409)
Adjustments to reconcile net loss to net cash
Amortization	1,375	1,026	2,750	1,857
Stock-based compensation expenses	23,965	35,713	75,511	78,478
Future income tax recovery	(138,506)	-	(138,506)	-
Net change in non-cash working capital balances:
Amounts receivable	15,648	(4,517)	20,964	(9,598)
Prepaid expenses and deposits	7,472	(25,775)	18,795	(16,383)
Accounts payable and accrued liabilities	62,761	(16,287)	64,155	(8,969)

Net cash used in operating activities	(133,719)	(139,481)	(319,410)	(222,024)

Cash flows from financing activities
Proceeds from share subscriptions- net of issue costs	-	1,162,998	-	1,432,300
Subscription received	-	250,000	-	250,000
Advance to (from) related parties	(1,575)	-	1,085	(598)
Net cash flows provided by financing activities	(1,575)	1,412,998	1,085	1,681,702

Cash flows from investing activities
Equipment additions	-	(5,265)	-	(5,265)
Mineral property additions	(306,422)	(150,414)	(579,068)	(219,795)
Net cash flows used in investing activities	(306,422)	(155,679)	(579,068)	(225,060)

Net (decrease) increase in cash	(441,716)	1,117,838	(897,393)	1,234,618
Cash - beginning of period	593,253	188,715	1,048,930)	71,935
Cash - end of period	$151,537	$1,306,553	$151,537	$1,306,553

Supplemental Information :
Cash paid for :
Interest	$-	$100	$-	$100
Income taxes	$-	$-	$-	$-

Non-cash investing activities :
Common shares issued for acquisition of mineral property	$-	$37,500	$62,500)	$37,500
Exploration expenditures in accounts payable	$44,721	$-	$(27,272)	$-

See notes to the unaudited interim consolidated financial statements

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

1. Nature of Operations and Going Concern

Sheffield Resources Ltd. (“the Company”), previously produced and supplied specialty spruce products to Canadian and foreign markets. Due to incurring significant losses since 1999 and the related slowdown in the U.S. economy, combined with the uncertainty surrounding the softwood lumber agreement, the Company decided to cease operations. Operations were conducted through its wholly-owned subsidiary, Sitka Spruce Specialties Inc., which was disposed of on April 29, 2005.

The Company changed its name to Sheffield Resources Ltd. on December 7, 2004. The Company, an exploration stage company, is now engaged in the acquisition and exploration of mineral properties. The recovery of expenditures on these properties is dependent upon the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the properties, and upon future profitable production or alternatively, on the sufficiency of proceeds from disposition.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values. The Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

The Company has no source of operating revenue for equity financing and has an ongoing need to fund operations for working capital, and the exploration and development of its properties. The ability of the Company to continue operations is dependent upon the continued financial support of its shareholders, other investors and lenders, and the successful development of the Company’s interests in the mineral properties in which it holds interests. The Company has not determined whether any of the properties contain mineral reserves that are economically recoverable. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. Since inception, the Company has incurred cumulative losses of $4.3 million and for the six months ended June 30, 2008, incurred negative operating cash flow from continuing operations of approximately $319,000.

Although the Company has taken steps to verify title to the mineral properties in which it, and its wholly owned subsidiary, has an interest, in accordance with industry standards for the stage of exploration of such properties, those procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

1. Nature of Operations and Going Concern - Continued

These unaudited interim consolidated financial statements have been prepared on the basis of a going concern, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as going concern as described in the following paragraph. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying unaudited interim consolidated financial statements.

On April 24, 2008, the Company and Nevoro Inc. (“Nevoro”) (NVR-TSX) entered into an agreement pursuant to which Nevoro is to acquire 100 per cent of the common shares of the Company.

In accordance with the agreement, each of the 37,422,497 common shares of the Company are to be cancelled and the holders thereof are to receive for each share 0.80 of one Nevoro common share, for total share consideration of 29,937,998. Holders of common share purchase warrants of the Company, in lieu of the Company’s shares, shall receive upon the subsequent exercise of each warrant of the Company 0.80 of one Nevoro Share. Each holder of an outstanding stock option of the Company shall receive options to acquire Nevoro Shares also on the basis of 0.80 of a share of Nevoro for each share of the Company. The exercise price shall be the exercise price of each option to acquire shares of the Company divided by 0.80.

Refer to note 9.

2. Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2008 may not necessarily be indicative of the results that may be expected for the year ended December 31, 2008.

These interim consolidated financial statements have been prepared on a basis consistent with the Company’s audited consolidated financial statements for the year ended December 31, 2007, but do not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual consolidated financial statements. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, American Sheffield, Inc. of the United States of America. American Sheffield, Inc. was incorporated on December 7, 2004 to hold the exploration rights to mineral properties located in the U.S.A.

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

2. Basis of Presentation and Accounting Policies - Continued

The Company adopted the following new accounting policies as from January 1, 2008:

(a) Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The Company has included disclosures recommended by the new Handbook section in Note 3 to these unaudited interim consolidated financial statements.

(b) Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company has included disclosures recommended by the new Handbook sections in Note 4 to these interim consolidated financial statements.

(c) General Standards of Financial Statement Presentation

Handbook Section 1400 includes requirements to assess and disclose an entity’s ability to continue as a going concern. This new standard will not have any significant impact on the interim consolidated financial statements of the Company.

Future Accounting Pronouncements

(a) International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010.

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

2. Basis of Presentation and Accounting Policies - Continued

(b) Goodwill and Intangible Assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and expenses during the pre-operating period. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new operations. The new standard is effective as of January 1, 2009. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

3. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the six months ended June 30, 2008. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

4. Financial Instruments

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, amounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities and due to related parties.

Amounts receivable and due from related parties are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

At June 30, 2008, the carrying and fair value amounts of the Company’s financial instruments related to cash, amounts receivable and accounts payable and accrued liabilities are the same due to their short terms to maturity.

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

4. Financial Instruments - Continued

It is not practical to determine the fair value of the amounts due from and to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

The Company's risk management activities include the preservation of its capital by minimizing risk related to its cash. The Company does not trade financial instruments for speculative purposes. The Company does not have a risk management committee or written risk management policies. The Company’s financial instruments are exposed to the risks described below:

(a) Credit risk

Credit risk is the risk of an unexpected loss if a party to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to cash and other receivables. The Company has no significant concentration of credit risk arising from operations. Amounts receivable consists of goods and services tax due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to amounts receivable is remote. Management does not believe the receivable is impaired.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that there is sufficient working capital to fund near term planned exploration work and ongoing operating expenditures. As at June 30, 2008, the Company had cash of $151,537 (December 31, 2007 -$1,048,930) to settle current liabilities of $168,580 (December 31, 2007 - $131,463). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

The Company and Nevoro Inc. (“Nevoro”) have agreed on the terms of a secured grid promissory note (“the Grid”) under which the Nevoro can advance to the Company up to $400,000 at an interest rate of Prime plus 2% per annum, secured by the Company’s interest in the Moonlight Copper Project. The Grid can be called on 90 days by Nevoro and can be paid by the issuance of shares.

(c) Market risk

The Company does not utilize formal programs of interest rate or foreign currency hedging and is therefore exposed to some degree of risk in these areas. The Company’s short term investments in cash equivalents are purchased at prevailing interest rates and could suffer a loss in value in the event of a rise in rates. However this risk is mitigated by the short timelines and general liquidity of the investment vehicles involved.

The Company’s foreign currency-related risk is based mainly on the existence of working capital items denominated in currencies other than the (Canadian) reporting currency, particularly US dollars. The Company mitigates this risk by maintaining most of its working capital balances in Canadian dollars.

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

5. Equipment

	June 30, 2008
		Accumulated	Net Book
	Cost	Amortization	Value

Automobile	$4,207	$1,823	$2,384
Furniture and equipment	12,030	4,763	7,267
Computer equipment	6,754	3,063	3,691
	$22,991	$9,649	$13,342

	December 31, 2007
		Accumulated	Net Book
	Cost	Amortization	Value

Automobile	$4,207	$1,402	$2,805
Furniture and equipment	12,030	3,560	8,470
Computer equipment	6,754	1,937	4,817
	$22,991	$6,899	$16,092

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

6. Mineral Properties

		Golden Loon
	Moonlight	Nickel
	Copper	Cobalt
	Project	Property	Total
Acquisition costs :
Balance, December 31, 2006	$391,642	$-	$391,642
Additions	77,734	62,500	140,234
Balance, December 31, 2007	469,376	62,500	531,876
Additions	19,884	87,500	107,384
Balance, June 30, 2008	$489,260	$150,000	$639,260

Exploration and development costs :
Balance, December 31, 2006	$1,090,729	$-	$1,090,729
Assay	73,109	62,357	135,466
Consulting	121,829	27,300	149,129
Drilling	479,379	-	479,379
Engineering	47,406	-	47,406
Field supplies	13,804	19,485	33,289
General and administrative	31,090	10,265	41,355
Geology	59,030	-	59,030
Legal	2,653	-	2,653
Recording fees	73,836	-	73,836
Rent and utility	14,531	-	14,531
Salaries and benefits	35,442	96,898	132,340
Surveying	4,829	84,443	89,272
Travel	18,706	24,403	43,109
Truck rental	-	10,924	10,924
Balance, December 31, 2007	2,066,373	336,075	2,402,448
Assay	64,457	23,929	88,386
Consulting	28,800	3,186	31,986
Drilling	143,708	-	143,708
Engineering	7,806	-	7,806
Field supplies	12,579	1,545	14,124
General and administrative	17,714	4,363	22,077
Geology	79,573	-	79,573
Legal	22,347	-	22,347
Recording fees	(2,337)	-	(2,337)
Rent and utility	8,170	-	8,170
Salaries and benefits	28,187	41,574	69,761
Surveying	3,522	4,222	7,744
Travel	9,261	3,763	13,024
Truck rental	-	543	543
Balance, June 30, 2008	$2,490,160	$419,200	$2,909,360

Total - acquisition costs, exploration and development costs	$2,979,420	$569,200	$3,548,620

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

6. Mineral Properties - Continued

Moonlight Copper Project

The Moonlight Copper Project is comprised of the Diane Claims, Teagan Claims and California- Engels Claims:

(a) Diane Claims

On March 23, 2005, the Company entered into an assignment agreement to acquire an option to purchase an undivided 100% interest in the Diane 1 to Diane 8 mineral claims comprising 63 hectares in Plumas County, California, U.S.A., subject to a purchasable 2% net smelter returns royalty (“NSR”). The Company is obligated to two assignors and the vendor as follows: a) pay US$5,000 (paid); b) pay $45,000 in three equal tranches, the first tranche paid on signing of the agreement (paid), the second tranche payable on receipt of regulatory approval (paid) and the third tranche payable 60 days following regulatory approval (paid); c) issue 650,000 common shares on receipt of regulatory approval (issued); d) issue 100,000 common shares by June 1, 2005 (issued); e) issue 200,000 common shares by June 1, 2006 (issued); f) issue 1,000,000 common shares 30 days after commencement of a pre-feasibility or feasibility study; g) issue 1,000,000 common shares 30 days after commencement of construction of a plant being installed for purposes of commercial mineral production; h) annual payment of US$20,000 by June 1 of each year, beginning in 2005 (US$20,000 paid for 2005, US$20,000 paid for 2006 and US$20,000 paid for 2007); and i) payment of the annual lease fees for each claim.

The Agreement may be terminated by the Company at any time by giving written notice provided that the Company has to make payment of the related taxes to maintain the claims in good standing for 12 months from the date of termination.

Pursuant to the terms of the March 23, 2005 assignment agreement the issuance of the 2,000,000 shares due under f) and g) above will be accelerated in the event of a change of control of the Company; these shares will become due and issuable in that instance. Subsequent to June 30, 2008 and shareholder approval of the purchase of all of the Company’s common shares, these 2,000,000 common shares were issued and became subject to the share exchange as described at note 9.

(b) Teagan Claims

At June 30, 2008, the Company has staked a 100% interest in 365 claims, located in Plumas County, California, U.S.A.

(c) California-Engels Claims

In April 2006, the Company entered into an exploration permit with option to lease and purchase with a California company, enabling the Company explore and purchase up to 357 hectares of patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR capped at US$25,000,000. Under the terms of the agreement, the Company is required to pay US$20,000 for the exploration permit (paid). On initiation of the Mining lease, the Company must pay US$1,000 (paid) and issue 50,000 common shares (issued) upon regulatory consent to the agreement, make annual payments of US$20,000, and must issue an additional 200,000 common shares over two years (US$20,000 and 100,000 shares have been paid and issued for the 2007 payment). The Company is also required to issue 200,000 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000,000 or by issuing 1,000,000 common shares and paying an annual US$60,000 advance royalty.

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

6. Mineral Properties - Continued

Golden Loon Nickel Cobalt Property

On February 28, 2007, the Company entered into an option agreement (“Option”) to acquire a 100% interest in the 3,709 hectare Golden Loon nickel/cobalt property from Tilava Mining Corporation (“Tilava”), a private company based in Clinton, British Columbia. The Golden Loon property is located approximately 7 km to the west of the community of Little Fort, British Columbia (approximately 80 km north of Kamloops, British Columbia). Tilava owns a 100% interest in the Golden Loon property subject to a 3% NSR held by a third party. The NSR is purchasable for $1,500,000. The Company has the right to acquire 100% of Tilava’s interest and the right to purchase the NSR. An initial payment of $5,000 was made to Tilava on signing of the Option and a further $20,000 (paid) and 150,000 shares (issued) upon acceptance of the agreement by the TSX Venture Exchange. The agreement contemplates three stages of exploration with future payments and annual work commitments to earn a 75% interest as shown in the table below.

	Payment to continue Option		Work
Stage	Cash	Shares	commitment

Stage 1	-	-	$250,000
Stage 2	$25,000	250,000	$300,000
Stage 3	$50,000	300,000	$500,000
	$75,000	550,000	$1,050,000

The Company issued 250,000 common shares and paid $25,000 for its Stage 2 payment in the first quarter of 2008.

Upon the completion of Stage 2, the Company may choose to exercise its Option and acquire a 100% interest in the property subject to the 3% NSR by paying to Tilava $100,000 and issuing shares equal to $400,000 based on the mean closing price for the preceding 20 trading days. In the event the Company chooses not to exercise the Option at the end of Stage 2 it may maintain its Option by completing the Stage 3 payments and work commitments at which point the Company will have earned a 75% interest in the claims. Within 60 days after completion of Stage 3, the Company will have to either establish a 75/25 joint venture with Tilava or exercise their Option to acquire 100% of Tilava’s interest by paying to Tilava $100,000 and issuing shares equal to $400,000 based on the mean closing price for the preceding 20 trading days. The Company will have the right to purchase the 3% NSR for $1,500,000 once it holds a 75% or greater interest in the Golden Loon claims.

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

7. Share Purchase, Options and Warrants

(a) Stock Options

Changes in outstanding stock options were as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance, December 31, 2006	2,105,000	$0.25
Granted	983,649	0.25
Balance, December 31, 2007	3,088,649	0.25
Granted	453,600	0.25
Balance, June 30, 2008	3,542,249	0.25

(a) Stock Options - Continued

On March 28, 2008, the Company granted incentive stock options for 53,600 shares at a price of $0.25 per share exercisable up to March 28, 2013 to a consultant and an employee. 25% of the options are vested on the date of grant and 25% of the options are vested every 6 months thereafter for 18 months.

On January 3, 2008, the Company granted incentive stock options for 400,000 shares at a price of $0.25 per share exercisable up to January 3, 2013 to directors. 25% of the options are vested on the date of grant and 25% of the options are vested every 6 months thereafter for 18 months.

The average fair value of stock options granted in 2008 $0.14 each, which is estimated on the date of grant using the Black-Scholes option pricing model with average assumptions for grants as follows:

Risk free interest rate	2.91% - 3.76%
Expected life of options in years	5 years
Expected volatility	88.2% - 89.3%
Dividend per share	$0.00

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

7. Share Purchase, Options and Warrants - Continued

The following is a summary of stock options outstanding:

	Number	Weighted		Number		Weighted
	Outstanding	Average	Weighted	Exercisable	Weighted	Average
Range of	at	Remaining	Average	at	Average	Remaining
Exercise	June 30,	Contractual	Exercise	June 30,	Exercise	Contractual
Prices	2008	Life (Years)	Price	2008	Price	Life (Years)

$0.20	1,490,000	1.67	$0.20	1,490,000	$0.20	1.67
0.25	1,437,249	4.13	0.25	930,200	0.25	3.99
0.28	100,000	3.37	0.28	100,000	0.28	3.37
0.38	415,000	2.45	0.38	415,000	0.38	2.45
0.41	100,000	2.65	0.41	100,000	0.41	2.65
$0.20 - $0.41	3,542,249	2.84	$0.25	3,035,200	$0.25	2.58

	Number	Weighted		Number		Weighted
	Outstanding	Average	Weighted	Exercisable	Weighted	Average
Range of	at	Remaining	Average	at	Average	Remaining
Exercise	December 31,	Contractual	Exercise	December 31,	Exercise	Contractual
Prices	2007	Life (Years)	Price	2007	Price	Life (Years)

$0.20	1,490,000	2.16	$0.20	1,490,000	$0.20	2.16
0.25	983,649	4.44	0.25	641,825	0.25	4.40
0.28	100,000	3.87	0.28	75,000	0.28	3.87
0.38	415,000	2.95	0.38	415,000	0.38	2.95
0.41	100,000	3.15	0.41	100,000	0.41	3.15
$0.20 - $0.41	3,088,649	3.08	$0.25	2,721,825	$0.25	2.89

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

7. Share Purchase, Options and Warrants - Continued

(b) Warrants

The following is a summary of warrant transactions:

Number of		Number of	Balance of	Exercised
Warrants		Warrants	Warrants	Price
Outstanding as at	Issued	Expired/Exercised	Outstanding as at	Per
December 31, 2007	during the period	during the period	June 30, 2008	Warrant	Expiry Date

1,105,714	-	-	1,105,714	$0.45	October 6, 2008
1,134,000	-	-	1,134,000	0.45	February 23, 2009
340,000	-	-	340,000	0.35	November 10, 2008
485,714	-	-	485,714	0.45	November 10, 2008
3,190,000	-	-	3,190,000	0.35	December 5, 2008
762,200	-	-	762,200	0.45	December 5, 2008
1,020,000	-	-	1,020,000	0.35	January 10, 2009
4,186,000	-	-	4,186,000	0.45	October 12, 2009
12,223,628	-	-	12,223,628

Number of		Number of	Balance of	Exercised
Warrants		Warrants	Warrants	Price
Outstanding as at	Issued	Expired/Exercised	Outstanding as at	Per
December 31, 2006	during the period	during the period	December 31, 2007	Warrant	Expiry Date

325,000	-	(325,000)	-	$0.70	February 2, 2007
1,105,714	-	-	1,105,714	0.45	October 6, 2008
-	1,134,000	-	1,134,000	0.45	February 23, 2009
-	340,000	-	340,000	0.35	November 10, 2008
-	485,714	-	485,714	0.45	November 10, 2008
-	3,190,000	-	3,190,000	0.35	December 5, 2008
-	762,200	-	762,200	0.45	December 5, 2008
-	1,020,000	-	1,020,000	0.35	January 10, 2009
-	4,186,000	-	4,186,000	0.45	October 12, 2009
1,430,714	11,117,914	(325,000)	12,223,628

The weighted average exercise price of warrants outstanding at June 30, 2008 was $0.41 (December 31, 2007: $0.41) and the weighted-average remaining contractual life was 0.73 years (December 31, 2007: 1.23 years).

SHEFFIELD RESOURCES LTD.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
For the six months ended June 30, 2008

8. Related Party Transactions

During the three-month and six-month periods ended June 30, 2008, the Company incurred $30,000 (2007: $15,000) and $55,000 (2007: $30,000) respectively in consulting fees to the President of the Company.

At June 30, 2008, the Company owed the President $234 (December 31, 2007: $nil) for expense advances.

At June 30, 2008, the President owed the Company $nil (December 31, 2007: $851) for expense advances.

All transactions with related parties have occurred in the normal course of operations and management represents that they have occurred on a basis consistent with those involving unrelated parties and that accordingly they are measured at fair value.

9. Subsequent Events

The transaction with Nevoro, whereby the Company’s shareholders exchanged all of their shares for shares of Nevoro, closed on July 29, 2008 after receiving regulatory and shareholder approvals.

On July 8, 2008, the Company borrowed $400,000 under the terms of the Grid from Nevoro for working capital.